SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

December 23, 2021

Securities and Exchange Commission - SEC

Re.:	MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that the Board of Directors of Credicorp Ltd. (“Credicorp”), in its session held on December 23, 2021, has approved the following matters:

1.	To designate Ms. Patricia Lizárraga Guthertz as new member of the Risk Committee. Therefore, the Committee will be conformed by the following directors:

•	Raimundo Morales Dasso (Chairman)
•	Alexandre Gouvêa
•	Luis Romero Belismelis
•	Pedro Rubio Feijóo
•	Patricia Lizárraga Guthertz

2.	To designate Ms. María Teresa (Maite) Aranzábal Harreguy as new member of the Remuneration and Nominations Committee. Therefore, the Committee will be conformed by the following directors:

•	Alexandre Gouvêa (Chairman)
•	Antonio Abruña Puyol
•	Raimundo Morales Dasso
•	Luis Romero Belismelis
•	Maite Aranzábal Harreguy

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the ‘Exchange Act’) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2021

CREDICORP LTD.
(Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative